UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Kookmin Bank’s Split-off of its Fund Service Business

On July 5, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed that the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to split-off Kookmin Bank’s fund service business to form a new entity (the “New Company”), which will become a wholly-owned subsidiary of Kookmin Bank (the “Remaining Company”).

The details of the planned split-off are as follows:

1. Key details of the split-off

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Method of split-off: Pursuant to Articles 530-2 through 530-12 of the Commercial Act, Kookmin Bank will split-off its fund service business and establish the New Company through a vertical split-off in which Kookmin Bank will acquire 100% of the shares issued by the New Company

-	Name of the Remaining Company: Kookmin Bank

-	Name of the New Company (tentative): KB Fund Partners

-	Date of split-off: November 1, 2023

-	Expected date of registration of split-off: November 2, 2023

2. Purpose of the split-off

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To enhance the expertise and managerial efficiency of the New Company by managing the New Company independently from the Remaining Company, as well as to increase the stability of management and to strengthen the mutual profitability of the Remaining Company by focusing on its existing business operations;

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To establish a governance structure that enables prompt and professional decision-makings in accordance with the business characteristics of the New Company, which will enable the New Company to adapt in a timely manner to changes in the market and regulatory environment, enhance competitiveness, and disperse the management risks of the Remaining Company by concentrating its corporate capabilities in its specialized business areas; and

-	To ultimately enhance the corporate value and shareholder value of both the Remaining Company and the New Company through the changes in the governance structure stated above.

3. Split-off ratio

-	No split-off ratio shall be calculated as Kookmin Bank will acquire 100% of the shares issued by the New Company following the split-off

4. Details regarding the Remaining Company

-	Name of the Remaining Company: Kookmin Bank.

-	Key financial information following the planned split-off, as of March 31, 2023:

			(Units: KRW)
Total Assets	Total Liabilities	Total Equity	Share Capital
493,744,837,634,098	460,011,997,082,643	33,732,840,551,455	2,021,895,580,000

-	Operating revenue for FY2022, excluding the business that is being split-off: KRW 47,454,092,753,978

-	Primary business: Banking and other operations under the Banking Act

-	Listing status after the split-off: Not listed

5. Details regarding the New Company:

-	Name of the New Company (tentative): KB Fund Partners

-	Key financial information following the establishment of the New Company, as of March 31, 2023:

			(Units: KRW)
Total Assets	Total Liabilities	Total Equity	Share Capital
19,541,394,788	682,394,788	18,859,000,000	500,000,000

-	Operating revenue of the new business that is being split-off, for FY2022: KRW 20,990,900,986

-	Primary business: General administration management and other operations under the Capital Markets and Financial Investment Business Act

-	Listing status after the split-off: Not listed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 5, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer